October 16, 2020

Daniel Morris/Lilyanna Peyser

Ta Tanisha Meadows/Jim Allegretto

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wunong Net Technology Co Ltd
Registration Statement on Form F-1
Filed September 17, 2020
File No. 333-248876

Dear Mses. Peyser and Meadows and Messrs. Morris and Allegretto,

On behalf of our client, Wunong Net Technology Co. Ltd , a foreign private issuer organized under the laws of the British Virgin Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 30, 2020. Concurrently with the submission of this letter, the Company is submitting its Amendment No. 1 to registration statement on Form F-1 (the “Revised Draft Registration Statement”) and the related exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Registration Statement on Form F-1 Filed September 17, 2020

Quality Control Team, page 68

1. We note your response to prior comment 2. Please describe the special circumstances that may warrant an onsite inspection during the pandemic and describe how the inspection would be conducted, including how the exams are performed, how compliance is assessed, and the consequences if a supplier fails to satisfy your private inspection. In addition, please disclose how an inspection conducted during the pandemic differs in its processes, assessments, and consequences, from one conducted prior to the pandemic.

Response:

After discussion, the Company has decided that no onsite inspections will occur during a pandemic. However, they are planning to commence onsite inspections in January 2021 (barring unforeseen circumstances) only for custom pre-sales of food products/commodities such as crops by certain loyal customers. The Company has added disclosures on such onsite inspections responsive to the points raised by the Staff.

Restaurants, page 68

2. We note your response to prior comment 5. Please further revise to disclose royalty amounts payable by the franchisees, if any, as well as the term and termination provisions of the franchise agreements.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

Response:

The Company has recently revised its franchising model and will only charge a one-off franchising fee of RMB10,000 (approximately $1,493) and no annual management fee regardless of the size of the restaurant. No other fees are payable.

Responsive to the Staff’s comments, the Company has included additional disclosures on the term and termination of the franchise agreements.

Social Media, page 82

3. We note your response to prior comment 6. In this section you refer to various performance metrics, including daily, weekly and monthly sales, new registered users, new user orders and amounts, number of active users and their orders, single product sales amounts and sales performance rankings. Please revise your MD&A to include a discussion of how these measures are calculated and used, along with a discussion of comparative period amounts. Alternatively, explain why you do not believe this disclosure is necessary. Refer to Section III.B.1 of SEC Release No. 33-8350 and SEC Release 33-10751.

Response:

These performance matrix data are automatically generated by the Company’s operating system and are used to provide a snapshot of the activities of its members, store managers and local service centers. Such data is localized to each entity being assessed and is not analyzed, aggregated or summarized for the Company as a whole. Furthermore, this data is not generated according to U.S GAAP standards and does not conform to strict accounting standards. Accordingly, the Company does not utilize this data to assess its performance as a whole and only uses it as a quick, rough reference point for discrete groups under its operations.

As previously stated, the Company only uses the three performance metrics – net revenue, gross profit and selling, marketing, general and administrative expenses to assess its performance and each is described in detail under the heading “How to Assess the Company’s Performance”.

Index to Consolidated Financial Statements, page F-1

4. Please ensure that your financial statements are updated with interim information in accordance with Item 8.A(5) of Form 20-F.

Response:

The Company has updated its financial statements to include unaudited interim financial statements for the 6 months ended June 30, 2020 and 2019.

Exhibits

5. Please note that your first publicly filed registration statement should be complete. Accordingly, all exhibits should be filed with your next amendment and not incorporated by reference to your prior confidential submissions. Refer to Question 10 of the Jumpstart Our Business Startups Act Frequently Asked Questions, available at https://www.sec.gov/divisions/corpfin/guidance/cfjumpstartfaq.htm.

Response:

All exhibits are being re-filed with the Revised Draft Registration Statement.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

6. Please revise Exhibit 5.1 to eliminate inappropriate, readily ascertainable, and/or verifiable assumptions (such as items 1 and 5 of Schedule 2). In addition, it is unclear that the qualifications enumerated in Schedule 3 are necessary or appropriate; please revise or advise. Also, counsel may examine such documents as it deems appropriate to render its opinion but may not limit its opinion to certain documents; please revise the third paragraph on page 1 and the language in Schedule 1 to clarify that counsel has examined all other documents as it has deemed necessary to render its opinion. Finally, we note your statement on page 2 that you "do not believe we are 'experts'"; please remove this statement, as it is inappropriate for counsel to deny that it is an expert within the meaning of Sections 7 and 11 of the Securities Act. Refer to Staff Legal Bulletin No. 19.

Response:

Responsive to the Staff’s comments, BVI counsel has clarified in the third paragraph on page 1 that it has examined Corporate Documents (as defined in Schedule 1), which they regard as necessary in order to issue this opinion. In other words, they are not aware of any other documents necessary for the opinion. BVI counsel has also removed its statement on page 2 that they "do not believe [they] are 'experts' and items 1 and 5 of Schedule 2.

Counsel would however like to advise the Staff that its opinion is based off documents that it has reviewed. If, for instance, directors’ resolutions are rescinded and are not reflected in the Company’s minute books or informed to counsel or if a director does not declare or conceals a conflict of interest, counsel cannot be expected to be aware of these occurrences.

Finally, counsel has advised that the qualifications on Schedule 3 are absolutely reasonable as they are of general import and apply by law to all opinions regardless of whether they are stated or not. Qualification 1 provides instances when an inspection of public records would not reveal certain facts. Qualification 2 states that BVI counsel is not expressing an opinion on foreign law. Qualifications 2, 5 and 6 state BVI law as it relates to verbal amendment/waiver of written contracts, conflicts of laws and sanctions. Finally, Qualification 4 states the condition on which a company can continue in good standing under BVI law.

BVI counsel has included Schedule 3 for completeness’s sake and in the spirit of full disclosure to its recipients. It is, by no means, meant to further limit the scope of counsel’s opinion beyond what is customary as such qualifications would apply by law regardless.

7. Please file a tax opinion and consent from Sichenzia Ross Ference LLP. In this regard, we note that the discussion of U.S. tax law in the "Taxation" section of your prospectus is the opinion of Sichenzia. Refer to Staff Legal Bulletin No. 19.

Responsive:

The tax opinion and consent from Sichenzia Ross Ference LLP has been filed as Exhibit 8.3.

* * *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srf.law , the audit engagement partner at Friedman LLP, Lola Cheng by telephone at (516) 281 9179 or via email at CLu@friedmanllp.com. Friedman LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Benjamin Tan
Benjamin Tan Esq.

cc.	Friedman LLP (Lola Cheng, CLu@friedmanllp.com)
Wunong Net Technology Co. Ltd (hoganzhang89@yahoo.com.hk ;xcb@wnw108.com)

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW